SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of May, 2016

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

3 May 2016

Aviva completes the acquisition
of an additional 23% share in Aviva India

Aviva plc ("Aviva") has completed1 the acquisition of an additional 23% share in Aviva Life Insurance Company India Limited ("Aviva India") from its joint venture partner Dabur Invest Corp (a part of the Dabur Group) ("Dabur").

The acquisition follows recent regulatory changes which allowed Aviva to increase its shareholding to 49%, being the maximum permitted under India's foreign direct investment limits ("FDI"). The transaction is expected to have a neutral impact on Aviva's IFRS Net Assets. In 2015, Aviva India contributed £36m to Aviva's IFRS Net Assets2 and £4m to Aviva's Profits3.

Aviva India is a life insurance joint venture between Dabur and Aviva which was formed in 2001. As is customary in such joint venture arrangements, the original agreement between the parties includes options exercisable in the event of future changes in FDI for which Aviva pays an annual option price to Dabur4. These options allow Aviva to purchase, or Dabur to sell shares at prevailing fair market value5 such that Aviva would hold up to the maximum number of shares permitted under FDI.

Enquiries:

Media
Andrew Reid                                                         +44 (0)20 7662 3131

Analysts
Chris Esson                                                          +44 (0)20 7662 8115
David Elliot                                                           +44 (0)20 7662 8048

-ends-

1. Completion occurred on 29 April 2016
2. Represents Investment in Associate at 31 December 2015 for Aviva's 26% share of Aviva India
3. Represents Aviva's share of profit before tax in Aviva India for the year ended 31 December 2015
4. Option price payable by Aviva to Dabur calculated by reference to Dabur's share capital invested in Aviva India

5.         Prevailing fair market value to be agreed between Aviva and Dabur or, failing such agreement, determined by an independent expert. This payment is subject to a minimum amount, being the relevant proportion of Dabur's share capital invested in Aviva India and would be payable in cash

Notes to editors

• Aviva provides life insurance, general insurance, health insurance and asset management to 33 million customers, across 16 markets worldwide

• In the UK we are the leading insurer serving one in every four households and have strong businesses in selected markets in Europe, Asia and Canada. Our shares are listed on the London Stock Exchange and we are a member of the FTSE100 index.

• Aviva's asset management business, Aviva Investors, provides asset management services to both Aviva and external clients, and currently manages over £289 billion in assets.

• Aviva helps people save for the future and manage the risks of everyday life; we paid out £30.7 billion in benefits and claims in 2015.

• By serving our customers well, we are building a business which is strong and sustainable, which our people are proud to work for, and which makes a positive contribution to society.

• The Aviva media centre at http://www.aviva.com/media/ includes company information, images, and a news release archive.

• For an introduction to what we do and how we do it, please click here http://www.aviva.com/about-us/aviva/

• For broadcast-standard video, please visit http://www.aviva.com/media/b-roll-library/

• Follow us on twitter: www.twitter.com/avivaplc/

• Follow us on LinkedIn: www.linkedin.com/company/aviva-plc

• For the latest corporate films from around our business, subscribe to our YouTube channel: www.youtube.com/user/aviva

.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 03 May, 2016
AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary